UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                               SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                             Amendment No.1 of

                        Tweedy, Browne Company LLC


                              Hub Group, Inc.
                             (Name of Issuer)

              Class A - Common Stock, Par Value $0.01 per share


                         (Title of Class of Securities)

                                 443320106


                              February 28, 2001

              (Date of Event which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's intitial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall no be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934(the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO: 443320106
----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    Tweedy, Browne Company LLC ("TBC")
----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [ ]
                                                          (b) [ ]
----------------------------------------------------------------------------
3.  SEC USE ONLY

----------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
----------------------------------------------------------------------------
                   5. SOLE VOTING POWER
NUMBER OF             735,636 shares
                   ---------------------------------------------------------
 SHARES         6. SHARED VOTING POWER
                      0 shares
BENEFICIALLY       ---------------------------------------------------------
                   7. SOLE DISPOSITIVE POWER
 OWNED BY             737,236 shares
                   ---------------------------------------------------------
   EACH            8. SHARED DISPOSITIVE POWER
                      0 shares
 REPORTING -----------------------------------------------------------------
           9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  PERSON
               737,236 shares
   WITH    ----------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


---------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.46%
---------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See instructions)
     BD & IA
---------------------------------------------------------------------------
14.  CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
     SCHEDULE IS FILED
     [x] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)
----------------------------------------------------------------------------


ITEM 1   (A) NAME OF ISSUER:
             Hub Group, Inc.

ITEM 1   (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             377 East Butterfield Rd., Ste 700, Lombard, Illinois 60148

ITEM 2   (A) NAME OF PERSON FILING:
             The person filing this Amendment No. 1 is Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company. This Amendment No. 1 amends a Statement on Schedule 13G filed by TBC dated
             Dec. 31, 2000.


ITEM 2   (B) ADDRESS OF PRINCIPAL OFFICE:
             The business address of TBC is 350 Park Ave., NY, NY 10022.

ITEM 2   (C) CITIZENSHIP:
             TBC is a Delaware limited liability company.

ITEM 2   (D) TITLE OF CLASS OF SECURITIES:
             This Amendment No. 1 relates to the Class A - Common Stock, Par Value, $0.01 per share of the issuer.

ITEM 2   (E) CUSIP NUMBER:
             443320106

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B)OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS a:

    (a) [x] Broker or dealer registered under Section 15 of the Exchange Act

    (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

    (d) [_] Investment company registered under Section 8 of the Investment Company Act.

    (e) [x] An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E).

    (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

    (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

    (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

    (j) [_] Group, in accordance with Rule 13d-1(c), check this box.


If this Statement if filed pursuant to Rule 13d-1(c), check this box.[_]

ITEM 4 OWNERSHIP

ITEM 4(a) Amount Beneficially Owned:
          737,236 shares
          ----------------------------------------------------------
      (b) Percent of Class
          10.46%
          ----------------------------------------------------------
(c) Number of shares as to which such person has:

          i.   Sole power to vote or to direct the vote
               735,636 shares
              ------------------------------------------------------
         ii.   Shared power to vote or direct the vote
               0 shares
              ------------------------------------------------------
        iii.   Sole power to dispose or to direct the disposition of
               737,236 shares
              --------------------------------------------------------
         iv.   Shared power to dispose or to direct the disposition of
               0 shares
              ---------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable

ITEM 10. CERTIFICATION

    By signing below TBC does certify that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   TBC after reasonable inquiry and to the best of its knowledge and belief, does hereby certify that the information set forth in the Amendment No.1 is true, complete and correct.



TWEEDY, BROWNE COMPANY LLC


By: /s/ Christopher H. Browne
    -------------------------
    Christopher H. Browne
    Managing Director


Dated:  February 28, 2001